

May 22, 2025

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corp
3513 Brighton Blvd, Suite 410
Denver, CO 80216

   Re: SeaStar Medical Holding Corp
     Registration Statement on Form S-1
     Filed May 19, 2025
     File No. 333-287403

Dear Eric Schlorff:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Sawicki at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Josh Erekson, Esq.